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                                                                      Exhibit 52


[METROMAIL LOGO]

                                                                    NEWS RELEASE

METROMAIL ANNOUNCES FINAL ABI OFFER AND HART-SCOTT-RODINO CLEARANCE FOR THE GREAT UNIVERSAL STORES TRANSACTION

LOMBARD, Ill/March 29, 1998/Metromail Corporation (NYSE:ML) announced that on March 28, 1998, it received a best and final offer from American Business Information, Inc. (ABI) to acquire all the outstanding shares of Metromail stock for a net price of $35.00 in cash plus 0.2 shares of ABI Class A Common Stock per Metromail share. While ABI has stated that this offer will be subject to the same conditions as its previous offer, the offer is currently contingent on ABI's ability to finance the proposed transaction. As stated in the offer, ABI is "in discussions with [its lender] regarding the amended transaction structure and [its lender's] willingness to provide the requisite financing." In addition, if ABI obtains its financing commitments, they would continue to be subject to certain conditions. ABI has also indicated that its capital structure would be changed to include approximately $40 million of a deferred dividend preferred stock instrument (commonly known as PIK).

As requested by ABI, Metromail has agreed to give ABI until noon on Monday, March 30, 1998 to supply additional information concerning its offer, including definitive documentation, and to obtain the necessary financing commitments. During such time, Metromail will continue its discussions with ABI, particularly in regard to Metromail's concerns about the certainty of ABI's offer for Metromail's stockholders as compared to the current offer from The Great Universal Stores P.L.C. (GUS) to purchase all the outstanding shares of Metromail stock for a net price of $34.50, subject to certain limited conditions. Due to Metromail's concerns about the certainty of ABI's offer, it has requested a letter of credit or other form of earnest money payment of $100 million to Metromail if the ABI transaction is not consummated. As of the date of this release, ABI has stated that it would post a $35 million letter of credit which could be drawn upon under conditions less favorable than those proposed by Metromail. GUS has not been asked to provide a similar letter of credit because of the large amount of cash it has (Metromail has been advised that GUS has $840 million in cash on hand at January 27, 1998). Metromail's Board of Directors has approved and is currently recommending the increased (from $31.50) GUS offer.

Separately, Metromail announced that the proposed acquisition by GUS of all the outstanding shares of Metromail stock has obtained clearance under the Hart-Scott-Rodino (HSR) Act. Due to the receipt of HSR clearance, most of the conditions to the obligation of GUS to consummate its offer will expire at 11:59 p.m. on March 30, 1998. The GUS offer is scheduled to close on April 10, 1998.

Metromail Corporation (www.metromail.com) is a leading provider of direct marketing, database marketing and reference products and services in the United States and United Kingdom. Metromail helps its customers identify and reach targeted audiences, utilizing its comprehensive, proprietary consumer database encompassing 95 percent of U.S. households, as well as providing database marketing software and related services. Sales for the year ended December 31, 1997 increased almost 17 percent over the prior year to approximately $328 million. The company has 3,200 employees and is headquartered in Lombard, Illinois.

For more information, contact:

Julie Springer (Media Relations)
Director, Corporate Communications
Metromail Corporation
(630) 932-2627